DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

April 6, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fisher Communications, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed April 1, 2011 by FrontFour Master Fund, Ltd., Event Driven Portfolio, FrontFour Capital Group, LLC, David A. Lorber, Matthew Goldfarb, Stephen Loukas, John F. Powers, and Joseph J. Troy (“FrontFour”).

File No. 0-22439

Dear Ms Duru:

We acknowledge receipt of the letter of comment dated April 4, 2011 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with FrontFour Master Fund, Ltd (“FrontFour”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

PRRN 14A

1.
We note your response to prior comment 5.  As currently structured, shareholders voting for proposal 1 appear to be denied the opportunity to separately vote to approve an arrangement that could result in a change of the duration of an elected nominee’s class and therefore, term, on the board.  Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  In that regard, it would appear that in seeking shareholder approval to elect nominees to the Board, you are also seeking shareholder approval to assign a particular nominee to a particular class of directors after giving effect to cumulative voting results.  Referencing applicable state law and/or the constitutive documents of the company, please provide us with your analysis of why proposal 1 does not need to be disaggregated from an apparently distinct proposal seeking shareholder approval to implement the director class assignment arrangement agreed upon by the parties.  We may have further comment.

April 6, 2011

We have revised the Schedule 14A to address the Staff’s concerns and to reflect the change in the arrangement between the Company and FrontFour regarding the mechanics of the cumulative voting at the Annual Meeting.  Specifically, we have revised the Schedule 14A to explain that (i) if Anthony B. Cassara is among the four directors elected at the Annual Meeting, he will serve as a Class I director and (ii) if Mr. Cassara is not elected at the Annual Meeting, then the nominee with the fourth highest number of “FOR” votes, whether a nominee of the Company or of FrontFour, will serve as a Class I director.  For example, if Mr. Cassara is not one of the four directors elected at the Annual Meeting and a FrontFour nominee is elected with the fourth highest number of “FOR” votes, then such FrontFour nominee will serve as a Class I director.

2.
We partially reissue prior comment 12.  The materials you provided indicate a variance in size of the companies you assert are Fisher competitors.  Please supplementally provide us with the basis for your conclusions that the companies you cite to are competitors and advise us of whether consideration was given to adjustments for relative size differentials between the companies being compared.  Also, the materials you provided do not appear to demonstrate support for your belief that Fisher’s assets could generate enhanced margins and substantial cash flows.  Please remove the assertion or provide support.

We acknowledge the Staff’s comment regarding prior comment 12 relating to the assertion that “Fisher’s broadcast cash flow margins continue to trail the BCF margins of its competitors”.  As for Belo Corp., the reason FrontFour initially selected them as a competitor is because they own the NBC affiliate in Seattle and Portland.  Also, supplementally, we have provided additional support for the assertion that “Fisher’s broadcast cash flow margins continue to trail the BCF margins of its competitors”.  Please make reference to the attached excerpt from the Company’s Q4 2006 Conference Call, specifically where Ms. Colleen Brown, Fisher’s President and CEO, states the following in response to a question:

“What I was referring to is typically you see 35 to 38, 39% margin in our business. And that is a very typical number and actually I believe that will be averaged to last year in that range in the industry. We obviously have room for growth, and we are shooting to be better than average but that doesn’t mean we will immediately get there. We are working to improve our performance and it is our goal to improve our margin.”

April 6, 2011

We believe this statement from the President and CEO provides additional support for FrontFour’s statement regarding Fisher’s BCF margins.

We have removed the assertion relating to “enhanced margins and substantial cash flows.”

3.
Refer to Item 6 (c)4 of Schedule 14A.  It would appear that you are seeking discretionary authority to cumulate votes.  If you are soliciting for such authority, revise to so state and include this as a separate matter for approval on the form of proxy card.

We have revised the form of proxy card to address the Staff’s concerns.

*          *          *          *

April 6, 2011

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosures

ACKNOWLEDGMENT

The undersigned, FrontFour Master Fund, Ltd. (“FrontFour”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) FrontFour is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) FrontFour may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRONTFOUR MASTER FUND, LTD.

By:	/s/ David A. Lorber
Name:	David A. Lorber
Title:	Authorized Signatory